Exhibit 1.01

Conflict Minerals Report

Statements in this Conflict Minerals Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the “Steps to Be Taken to Mitigate Risk and Maturing Due Diligence Program” and “Continuous Improvement Efforts to Mitigate Risk” sections of this report. These forward-looking statements are subject to various risks, uncertainties and assumptions, including, among other things, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F  for the year ended December 31, 2014. We caution that undue reliance should not be placed on these forward-looking statements, which speak only as of the date of this report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

This is the Conflict Minerals Report for Eltek Ltd. (“Eltek” , “we” or “our”), filed with the SEC pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2014 to December 31, 2014. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the DRC or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The report presented herein has not been audited by an independent private sector auditor, as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2014, then such audit is not required.

1.	Company and Products’ Overview

Eltek, incorporated in 1970 under the laws of the State of Israel, manufactures, markets, and sells custom made printed circuit boards, or PCBs. Our principal customers include manufacturers of defense and aerospace, medical, industrial, telecom and networking equipment, as well as electronics contract manufacturers. Since our initial public offering in January 1997, our ordinary shares have been listed on the NASDAQ Stock Market (symbol: ELTK) and are presently listed on the NASDAQ Capital Market.

We manufacture and supply technologically advanced custom made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the PCB business, mainly in Israel, Europe, North America, and Asia.  PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high-technology industries.  Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs. Our products often require the use of tin, tungsten, tantalum, and gold, which are conflict minerals.

We  determined that during the 2014 calendar year, we  manufactured and sub-contracted to manufacture products containing conflict minerals and that the use of these minerals is necessary to the functionality or production of these products.

2.	Policy on Conflict Minerals

Our policy is published on our web-site and can be accessed at

http://www.nisteceltek.com/media/doc/Conflict%20Minerals%20Policy%20_2014-May_.pdf?bscp=13110

3.	Reasonable Country of Origin Inquiry (RCOI)

We have conducted a good faith RCOI for the Subject Minerals in the Subject Products. This good faith RCOI was designed, in accordance with Form SD and related guidance provided by the SEC, to determine whether any of the Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources.

Our global supply chain is complex and we are many tiers removed from, and have no direct relationships with, the smelters or mining companies that may have direct knowledge of the source of the Subject Minerals, and whether the Subject Minerals are financing conflict in the Covered Countries. As a result, we rely on our direct suppliers and publicly available data about them to provide us with information regarding the origin of any Conflict Minerals that are included in the Subject Products, including where possible, the smelters of the Subject Minerals. Similarly, our suppliers may depend on their direct suppliers for this information.

As the first step in our good faith RCOI, we worked to identify suppliers (the “Covered Suppliers”) that we believed were potentially providing materials and components that contain Subject Minerals. During 2014, we refined our Covered Suppliers List and sent letters to each of the Covered Suppliers that: (i) described the reporting obligations imposed by Form SD and the SEC regarding Conflict Minerals and (ii) requested information regarding the presence and sourcing of Conflict Minerals used in the materials and component supplied to us during the Reporting Period. We also requested that the Covered Suppliers provide their responses using the most recent specialized due diligence template developed by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) (the Conflict Mineral Report Template or “CMRT”), now referred to as CFSI as indicated below, indicating the facility at which the Subject Minerals were processed.
An escalation process was initiated with Covered Suppliers who were non-responsive to our request or who provided responses which were unclear. We engaged further with certain Covered Suppliers, holding discussions about their own due diligence efforts, to ensure that the responses to our inquiries regarding Conflict Minerals were understood and complied with. We then combined data from the Covered Suppliers to generate our own CMRT. We currently do not have sufficient information from our suppliers to determine the country of origin of the conflict minerals used in our products or the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources. Based on this result, we conducted due diligence activities and detailed these in this Conflict Minerals Report.

4.	Due Diligence Process

Due Diligence Design

In addition to our good faith RCOI, we undertook additional due diligence regarding the sources of the Subject Minerals. Our due diligence process was designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”). The OECD Guidelines are set up as a five step framework.

Due Diligence Measures

The due diligence measures we undertook during the Reporting Period included the following:

•	Step 1 – Establish strong company management systems:

As mentioned above, the Company has establishesd a Conflict Minerals Policy. Employees representing various departments and business units are in charge to develop policies and to oversee Conflict Minerals reporting as required by Form SD. Our team includes a subject matter expert who is responsible for reaching out to our suppliers on an ongoing basis to collect information related to Conflict Minerals, including CMRT Templates.

•	Step 2 – Identify and assess risk in the supply chain:

We have continued our efforts to increase our supply chain transparency and identify risks within our supply chain. We continued to use a risk-based approach to evaluate responses from the Covered Suppliers for plausibility, consistency, and gaps both in terms of which materials were stated to contain or not contain Conflict Minerals, as well as the origin of those Conflict Minerals. Through this process, we remain engaged with our suppliers from a quality and compliance perspective.

•	Step 3 – Design and implement a strategy to respond to identified risks:

We continued to develop and execute processes to (i) identify suppliers that potentially provide materials and components that contain Conflict Minerals and (ii) conduct a good faith RCOI of our supply chain, including a risk-based evaluation of our suppliers’ responses.

•	Step 4 – Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain:

Our approach to identify whether any of the Subject Minerals originated from mines that are financing conflict in the Covered Countries, is to identify the smelters who refine the Subject Mineral ore and determine whether these smelters have been audited and certified as “conflict free” by one of a number of “conflict free” smelter validation programs such as the EICC/GeSI Conflict Free Sourcing Initiative (“CFSI”).

•	Step 5 – Report on supply chain due diligence:

In addition to our ongoing communications with our customers who are engaged in their own RCOI and due diligence processes, we report annually on our supply chain due diligence through this and future reports on Form SD. Our reports on Form SD are publicly available at http://www.nisteceltek.com and meet the OECD guidelines which recommend we report annually on our supply chain due diligence.

Results of Our Good Faith RCOI and Due Diligence Process

Based on the information obtained pursuant to the good faith RCOI and due diligence processes described above, for the Reporting Period, we do not have sufficient information with respect to the Subject Minerals to determine the country of origin of all of the Subject Minerals we use to manufacture the Subject Products and thus are unable to determine whether any of the Subject Minerals originated in the Covered Countries and, if so, whether the Subject Minerals were from recycled or scrap sources, financed conflict in the Covered Countries or did not finance conflict in the Covered Countries.

Despite our efforts to follow up with certain Covered Suppliers, we did not receive responses from all Covered Suppliers, and the Covered Suppliers who responded showed varying degrees of cooperation with our inquiries. In addition, we encountered the following challenges in obtaining and analyzing the responses we received:

•	We are dependent on information received from our direct suppliers to conduct our good faith RCOI process;

•	We have a varied supplier base with differing levels of resources and sophistication, and many of our suppliers are not themselves subject to Rule 13p-1 of the Exchange Act;

•	The information our suppliers provided was sometimes incomplete and required significant follow-up;

•	Some suppliers provided responses at a company or divisional level, and not at a product level specific to the materials and components we use in the Subject Products;

•	Certain suppliers were unable or unwilling to specify the smelters or refiners used for materials and components supplied to us; and

•	Our ability to influence cooperation from certain suppliers was limited when we were multiple tiers away from the smelter in the Supply Chain.

As a result, we have not been able to identify all of the smelters from which our suppliers sourced the Subject Minerals. For the Subject Minerals which we were able to identify information about the smelter, we have noted that some of the smelters are currently on the conflict free smelters list (“CFS List”) published by the CFSI.

Set forth below is the list of known smelters we identified through our good faith RCOI and related due diligence who are included on the CFS List:

Metal	Smelter Name

Gold	Metalor Technologies SA
Tin	Metallo-Chimique N.V.
Tin	Minsur
Tin	Yunnan Tin Group (Holding) Company Limited
Tin	Mineração Taboca S.A.
Tin	Thaisarco
Tin	Malaysia Smelting Corporation (MSC)
Tin	Metallo Chimique
Tin	PT Panca Mega Persada
Tin	PT Sariwiguna Binasentosa
Tin	PT Tinindo Inter Nusa

Set forth below is the list of known smelters we have identified through our good faith RCOI and related due diligence who are not included on the CFS List:

Metal	Smelter Name

Tin	Fenix Metals

Based on the information obtained pursuant to our good faith RCOI and due diligence process, we compiled the following list of known countries of origin for the Subject Minerals originating from the smelters listed in the foregoing tables:

Country of Origin

1.	Switzerland
2.	Belgium
3.	Peru
4.	China
5.	Brazil
6.	Thailand
7.	Malaysia
8.	Indonesia
9.	Poland

5.	Additional Due Diligence and Risk Mitigation

We recognize that we have ongoing obligations under the reporting requirements of Rule 13p-1 and our Conflict Minerals Policy, and will seek to take additional steps in 2015 to continue and improve our good faith RCOI and due diligence processes. We expect to take the following steps, among others, to improve our due diligence measures and to further mitigate the risk that the Subject Minerals contained in our products are financing conflict in the Covered Countries:

•	Provide continuing education to our employees who are involved with Conflict Minerals on both the supplier and customer sides of our business;

•	Continue to clearly communicate expectations to our direct suppliers concerning performance, transparency and sourcing of materials and components continuing Conflict Minerals;

•
Continue educating our direct suppliers about our reporting obligations imposed by Form SD and the SEC regarding Conflict Minerals, and providing our direct suppliers with educational materials they may provide to their own suppliers; and

•
Continue to compare the list of smelters identified through our good faith RCOI and related due diligence processes to the evolving lists of smelters who have been designated as “conflict free” through independent “conflict free” smelter validation programs.